EXHIBIT 99.1

Colliers Appoints Christian Mayer and Elias Mulamoottil to Expanded Global Leadership Roles

Planned transition strengthens largest platforms and recognizes Chris McLernon’s retirement

TORONTO, March 05, 2026 (GLOBE NEWSWIRE) -- Colliers (NASDAQ, TSX: CIGI), a leading diversified professional services and investment management company, today announced two key executive appointments that reinforce the Company’s long-term growth strategy. Effective immediately, Christian Mayer has been named Global Chief Financial Officer & CEO of Commercial Real Estate, and Elias Mulamoottil has been named Global Chief Investment Officer & CEO of Engineering.

“With a combined four decades at Colliers, Christian and Elias bring deep experience, proven leadership, and a strong commitment to our enterprising culture,” said Jay Hennick, Founder, Global Chairman & CEO. “Their expanded mandates strengthen our largest platforms and ensure continuity as we continue to execute our global growth strategy company wide.”

As Global Chief Financial Officer & CEO of Commercial Real Estate, Mayer will oversee Colliers’ Commercial Real Estate segment and will continue to lead the Company’s enterprise-wide financial strategy. Colliers is one of the top global players in commercial real estate services with operations in 70 countries, offering services encompassing capital markets, leasing and outsourcing across all major asset classes. In this expanded role, Mayer will focus on advancing long-term value creation in Colliers’ largest platform.

As Global Chief Investment Officer & CEO of Engineering, Mulamoottil will drive growth across the global Engineering platform and will continue to oversee Colliers’ enterprise-wide investment strategy. Upon closing of the recently announced acquisition of Ayesa, Colliers Engineering will operate in over 20 countries with more than 13,000 professionals, significantly enhancing its global reach, technical capabilities, and ability to deliver complex, large-scale infrastructure and built-environment projects for public and private sector clients.

As part of the planned transition, Colliers also announced that Chris McLernon, CEO of Real Estate Services, will retire at the end of April following a nearly 40-year career with the Company.

“Chris has been instrumental in shaping Colliers across multiple regions and at the global level over the years,” said Hennick. “We are grateful for his leadership and commitment to Colliers and wish him well in retirement.”

These appointments further reinforce Colliers’ longstanding commitment to developing leaders from within and position the Company for continued momentum and long-term value creation.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry-leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle. Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders. With $5.6 billion in annual revenues, 24,000 professionals, and $108 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

Media Contact

Andrea Cheung
Senior Communications Manager
andrea.cheung@colliers.com
416-324-6402